Exhibit 99.3
Exhibit 99.3
© Copyright 2006 Wipro Ltd Performance of Wipro Limited for Quarter ended June 30, 2006 July 19, 2006 Suresh C Senapaty Executive Vice President & Chief Financial Officer

2 Financial Summary of quarter ended June 30, 2006 (Indian GAAP) Revenue 3,142.5 39% Wipro Limited (Consolidated) Growth Particulars Rs Crores YoY Profits Before Interest & Tax 667.3 44% Profits After Tax 620.4 45% Key Segmental Results Global IT Services 2,450.5 42% 602.0 45% Revenue Growth PBIT Growth Segment Rs Crores YoY Rs Crores YoY India, ME & Asia Pac IT Biz. 456.4 35% 35.3 62% Consumer Care & Lighting 176.8 30% 23.1 24%

3 Highlights for the quarter — Wipro Ltd. § Revenues increased by 39% YoY to Rs. 3142.5 Cr § Profit After Tax grew by 45% YoY to Rs. 620.4 Cr § All businesses continued robust momentum- . Global IT Services & Product business grew Revenues by 42% & PBIT by 45% yoy. . India & APAC IT Services & Products business grew Revenues by 35% & PBIT by 62% yoy. . Consumer Care & Lighting Business grew Revenues by 30% & PBIT by 24% yoy. § Acquired Quantech (in CAD/CAI space), Enabler (in Retail Solutions based in Europe) and Saraware (in Wireless Infrastructure Engineering space based in Finland) in Global IT Products & Services Segment § Acquired North-West Switches, in the business of electrical products such as switches and sockets, in Consumer Care & Lighting Segment § Global Command Center won “Innovation of India” award; Wipro was the only Indian company to figure in Business Week IN 25 Champions of Innovation listing in June 2006

Highlights for the quarter — Global IT business § Revenues at $539.3 M (YoY growth of 35.3%) ahead of guidance of $533 M § Volume growth of 5.5% and realizations up by 1.4% (0.8% Onsite and 0.5% offshore) § Onsite revenues increased from 52.6% to 53.4%, primarily on account of acquisitions and higher efforts onsite in growth accounts. § Gross utilization improved by 220 basis points to 67% and net utilization improved by 180 basis points to 71.8% § Continuing its journey of transformation, BPO business expanded operating margins once again by more than 250 basis points, in addition to approx. 1200 basis points improvement seen so far. § Integrated results of Enabler, an acquisition announced during the quarter. Saraware consolidated from 30th June, 2006.

Revenue Dynamics — Global IT Services § Continuing strong momentum, Our Financial Solutions delivered 9% sequential growth and 60% YoY growth. TMTS vertical grew 43% YoY and our Combined Technology business grew 40% YoY. § Our differentiated services — Testing and TIS grew 86% and 67% YoY respectively. Testing has now grown 16% CQGR and TIS at 14% CQGR over last 8 quarters. § Europe continues to show strong traction and grew 42% YoY, U.S continues to show good traction. Vertical distribution Geographical distribution ROW 1% Telecom Service Providers 6% Finance 23% Retail 9% Energy & Utilities 10% Manufacturin g 10% Others 11% Product Engineering Services 31% Japan 3% Europe 33% North America 63%

Other Highlights — Global IT business § Added 62 new clients (including 2 in BPO). Of this, 8 from Fortune 1000/ Global 500 Corporations § 36 new customers were in the Enterprize business; 48 of the new customers were from North America § Reflecting continued customer confidence in Wipro, customers with $1 Mn revenue run-rate increased from 221 in Q4 to 233 in Q1; customers with $5 mn or more Revenue run rate increased from 82 in Q4 to 94 in Q1.

Key Highlights — Wipro Infotech § We won 42 contracts across Consulting, Solutions and Infrastructure Management in this quarter across India, APAC and Middle East. § Some key projects wins in Q1 include . SAP implementation including IS — Retail for Tamimi, a supermarket chain based in Saudi Arabia . Third party testing services to Centurion Bank for its core banking solution Implementation . Consulting assignment for defining an e-governance road map for Govt of Sikkim . Providing a Business Intelligence solution for an Auto Major § Wipro Infotech rated as the No. 1 Network Integrator and No.1 Network Security Services Provider by Voice & Data Magazine, June, 2006.

8 Summary Thank You § Track record of consistent growth continues — Global IT business continues to witness broad-based growth — across verticals, service lines and geographies; Differentiated service lines continue to demonstrate significantly higher growth § Continued focus on inorganic strategy to supplement organic growthannounced three acquisitions, Quantech, Enabler and Saraware in Q1. § Wipro Infotech recorded yet another quarter of strong performance; Non-IT businesses too sustaining growth momentum § Wipro well positioned to deliver value for its stakeholders

Supplemental Data § Financial Results as per US GAAP § Key Operating Metrics in Global IT business § Key Client Metrics

Financial Summary of quarter ended June 30, 2006 (As per US GAAP) Revenue 3,131.2 37% Wipro Limited (Consolidated) Growth Particulars Rs Crore YoY Profits Before Interest & Tax 650.9 42% Profits After Tax 614.2 44% Key Segmental Results Global IT Services 2,447.6 42% 591.1 45% Revenue Growth PBIT Growth Segment Rs Cr YoY Rs Cr YoY India, ME & Asia Pac IT Biz. 437.4 29% 35.3 37% Consumer Care & Lighting 165.1 25% 23.1 24%

11 Key Operating Metrics in Global IT Business for quarter ended June 30, 2006 Particulars June 06 Mar 06 June 05 Tech. Services 36.4% 37.4% 36.1% Financial Solutions 22.9% 22.4% 19.9% Enterprise Solutions 40.7% 40.2% 44.0% North America 62.7% 62.3% 63.5% Europe 32.6% 32.5% 31.8% Japan 3.5% 3.9% 3.7% Others 1.2% 1.3% 1.0% Onsite Revenue 53.4% 52.6% 54.8% Offshore Revenue 46.6% 47.4% 45.2% Revenue Break-down: IT Services No of people (Quarter end data) IT Services 40,496 37,655 28,281 BPO Services 15,939 16,087 13,630 Total 56,435 53,742 41,911 People related Net Addition during the quarter IT Services 2,841 1,029 2,097 BPO Services -148 1,689 -2,043 Total 2,693 2,718 54

Key Client Metrics for quarter ended June 30, 2006 Particulars June 06 Mar 06 June 05 Top Customer 3.6% 3.4% 3.9% Top 5 15.8% 14.7% 16.0% Top 10 27.1% 26.1% 28.7% Active Customers 565 494 430 Customer Concentration: IT Services $20Mn 32 29 22 $10-$20Mn 26 26 23 $5-$10Mn 36 27 30 $3-$5Mn 35 45 21 $1-$3Mn 104 94 81 Total $1Mn 233 221 177 Customer Size Distribution: Global IT business